Equity Crowdfunding Platform SeedInvest Enables WayBetter to Leverage New Regulation and Quickly Obtain $9.3 Million in Investment Interest

More than 3,000 customers expressed interest in funding the company's "mini-IPO" in the first 48 hours

NEW YORK, July 10, 2015 /PRNewswire/ -- SeedInvest, a leading equity crowdfunding platform, today announced that WayBetter, which runs the social dieting website, DietBet, successfully conducted one of the first "testing the waters" fund-raising campaigns under the new mini-IPO rules, which went into effect on June 19. The company received $9.3 million of investment interest from 3,171 people within just 48 hours of listing.

The new regulation, under Title IV of the U.S. JOBS Act, enables high-growth private companies to raise up to $50 million from anyone. Historically, start-up companies were only permitted to raise funds from accredited investors, who comprise just the wealthiest top 2% of Americans.

According to SeedInvest CEO and Co-Founder, Ryan Feit, this change is particularly powerful for consumer-facing companies that have large-scale groups of passionate customers or users. "Regulation A enables companies to offer shares to all of their loyal customers for the first time online," said Feit. "WayBetter was the first company to leverage SeedInvest to take advantage of the recent changes and is a terrific example of the potential for mini-IPOs."

Over 40 companies have raised capital through SeedInvest, but WayBetter was one of the first back in 2013. Since then, it has grown from 4 employees to 15 and increased its user base from 2,000 to over 270,000. The company has raised two rounds of capital on SeedInvest's platform, as well as secured investments from River Park Ventures, Wilson Sonsini, Sparx Ventures, Kima Ventures, and Loeb Enterprises.

The company plans to use the proceeds from its upcoming fundraiser to help create new social goal-setting applications, which encourage users to quit smoking, attend the gym, and improve sleep patterns. By gauging investor interest upfront through this campaign, the company was able to make a better-informed decision prior to conducting a Regulation A mini-IPO. SeedInvest expects that WayBetter will be the first of many companies to leverage the historic changes in securities laws.

About SeedInvest

SeedInvest is a leading equity crowdfunding platform that provides investors with access to highly vetted startup investment opportunities. SeedInvest enables individuals to invest alongside leading venture capital funds and angel groups while streamlining the investment process online. High growth startups which are selected by SeedInvest can gain access to a diverse pool of 10,000 investors who are collectively looking to invest over $500 million in startups. For more information, visit www.seedinvest.com.

To make an investment in any deal currently "testing the waters" on the SeedInvest platform available to the general public, the Company must first register and qualify the offering with both State and Federal regulators. Prior to doing so, the Company is testing the waters to gauge market demand from potential investors. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of the securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer of securities will be made without a registration statement.

SeedInvest Media Contact:

Jacquelyn Wilder, (212) 994-7543, jacquelyn.wilder@rfbinder.com

SOURCE SeedInvest